August 21, 2013

Re:

Cobalt International Energy, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2012 (the “Form 10-K”)
Filed February 26, 2013
Definitive Proxy Statement filed March 21, 2013 (the “Proxy Statement”)
File No. 1-34579

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Ms. Parker:

This letter is in response to your letter dated August 8, 2013.  We have set forth your comments followed by the Company’s response.  The terms “we,” “us” and “our” used herein also refer to the Company.

Form 10-K

Business, page 3

Overview, page 3

U.S. Gulf of Mexico Segment, page 3

Exploration To Production Business Model, page 10

1.                               Please explain what you mean by employing the term “maturing prospects” as the heading under which you list 11 fields or prospects thereunder.  We note your similar use of this heading in your table on page 20 in reference to your West Africa segment.  Also, please explain your general use of the term “maturing,” such as your disclosure on page 6 that you have been primarily focused on “maturing” and conducting exploration and appraisal operations on your leases. We note your use of describing your properties in various stages of “maturation” appears different than your use of the term “mature” as used under geologic overview on page 4 in describing “mature source rock,” which appears to refer to the state of source rock with respect to its ability to generate oil or gas.

We acknowledge your comment and respectfully advise that the term “maturing” and derivations thereof when used in reference to terms such as “prospects” or “leases” is a standard industry term that refers to the series of analyses and steps that we and other companies in our industry take prior to making a decision to drill an exploratory well on a particular prospect.  A prospect on which we have done little analysis would be classified as immature, whereas a prospect on which we have done substantial analysis and is ready to drill would be classified as a “mature” prospect.  Thus, by this measure all of our prospects are in various stages of maturation as we have performed differing levels of analysis on our prospects.  We respectfully note that we have included a brief summary of the analysis we undertake on pages 5 and 15 of the Form 10-K under the headings “Business—U.S. Gulf of Mexico Segment—Prospect Identification and Lease Acquisition” and “Business—West Africa Segment—Prospect Identification and Lease Acquisition.”  In order to clarify that this disclosure is intended to describe the process of prospect maturation from initial prospect identification to drill-ready status, we will include disclosure substantially similar to the following in our Annual Report on Form 10-K for the year ending December 31, 2013:

“The process of maturing a prospect from initial prospect identification to drill-ready status begins with analyzing regional data, including industry well results, to understand a given trend’s specific geology and defining those areas, or “prospects,” that offer the highest potential for substantial hydrocarbon deposits while minimizing geologic risks. After these prospects are identified, we further mature our prospects by acquiring and reprocessing high resolution seismic data available in the potential prospect’s direct vicinity. This includes advanced imaging information, such as wide-azimuth studies, to further our understanding of a particular prospect’s characteristics, including both trapping mechanics and fluid migration patterns. Reprocessing is accomplished through a series of model building steps that incorporate the geometry of the salt and below salt geology to optimize the final image.  In addition, we gather publicly available information, such as well logs, press releases and industry intelligence, which we use to evaluate industry results and activities in order to understand the relationships between industry-drilled prospects and our portfolio of undrilled prospects.  As part of the maturation of a prospect to drill-ready status, we also perform substantial drilling-related engineering work, such as generating a proposed well design, including the well evaluation and completion design, and the preparation of pore pressure prediction analysis and reports, site survey reports, and shallow hazard reports.  The purpose of this work is to minimize the drilling and operational risk associated with drilling a well on a particular prospect.  There are also numerous regulatory filings we must prepare and submit in order to obtain the required permits, authorizations and approvals needed to drill an exploratory well on a prospect.  We may decide during any of the foregoing steps of prospect maturation that drilling an exploratory well on a particular prospect may not be warranted given the geologic, drilling and economic risk profile that was developed during the prospect maturation process.  Once the foregoing items, as applicable, are complete and we have determined that a prospect is ready and desirable for exploratory drilling, and the geologic, economic and drilling risks associated with such prospect have been optimally mitigated, such prospect would be considered “mature”.”

Where we use the term “maturing prospects” as the heading under which we list fields or prospects, we will include a footnote cross reference to the disclosure listed above describing the prospect maturation process in our Annual Report on Form 10-K for the year ending December 31, 2013.

With respect to your comment regarding our use of the phrase “mature source rock,” we advise that this is also a standard industry phrase that refers to organic-rich rock that has been exposed to sufficient heat and pressure that makes it capable of producing petroleum.  However, in order to avoid confusion over the use of the term “mature,” we will delete the word “mature” from that statement concerning source rock in our Annual Report on Form 10-K for the year ending December 31, 2013.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 31

Executive Compensation, page 31

Elements of Compensation, page 32

Long Term Incentive (Equity) Compensation, page 35

2.                                We note your disclosure that in February 201 2, the Compensation Committee and the Board made an annual grant of equity consisting of stock options and restricted stock, the aggregate grant date fair value of which are reported in the Summary Compensation Table. We further note that Mr. Bryant’s equity compensation in 2012 increased by $7,149,587 as compared to 2011 and by $5,400,797 as compared to 2010. While we note that no equity awards were made in 2011 due to the change in issuing such awards from December to the first quarter, it is unclear the reason for the increase in equity compensation.  Please explain the increase in equity compensation awarded to Mr. Bryant in 2012, and generally how you determine amounts of equity compensation awarded. For instance, we note that in disclosing your 2010 equity awards, you disclosed targeting restricted stock awards grant date fair value to a percentage of base salary.

The amounts of equity compensation awarded to executive officers, including Mr. Bryant as CEO, are determined by our Board of Directors upon the recommendation of our Compensation Committee. The Compensation Committee in turn has engaged and has been advised by Meridian Compensation Partners since 2010. Meridian is an independent compensation consulting firm. Meridian participates in the relevant Compensation Committee discussions and provides framework and benchmark materials which help guide the Compensation Committee’s deliberations. These materials include compensation data compiled from a variety of public and private compensation surveys for corollary executives at companies deemed relevant to each of our executive positions. As discussed in our disclosures, although the Compensation Committee has reviewed executive compensation practices at a variety of oil and gas companies, the Compensation Committee, in consultation with Meridian, concluded that we do not have a single group of comparable or peer firms for purposes of traditional benchmarking and percentile targeting. Thus, the Compensation Committee’s practice has been to review and determine compensation on a position-by-position basis as informed by Meridian’s materials and advice, among other information, including the performance of our stock price and individual objectives and performance.

We have historically made annual equity awards in reference to an individual’s annual base salary. For instance, in 2010, the annual long-term equity awards varied between 75% and 200% of base salary. Each year, our Board of Directors and Compensation Committee determine the range of base salary percentages that are then used to calculate annual equity awards.  The final determination of where a particular executive officer falls in this range is made by our Board of Directors, upon the recommendation of our Compensation Committee. The individual performance of such officer is also taken into consideration by our Compensation Committee in its recommendation to our Board of Directors. The Compensation Committee also considers the type, mix and appropriate weighting of equity awards, which has historically included stock options, restricted stock and restricted stock unit awards.

In 2012, our annual equity awards were split 50% stock options and 50% restricted stock, and the aggregate value of such awards (i.e. stock options plus restricted stock) varied between 100% and 700% of the annual base salary of each officer.

In 2011, we did not grant any annual equity awards as our Board of Directors elected to shift the annual equity award process from December to February of each year.

In 2010, our annual equity awards were split 75% stock options and 25% restricted stock units, and the aggregate value of such awards (i.e. stock options plus restricted stock units) varied between 75% and 200% of the annual base salary of each officer. In addition, in light of challenges to the industry (such as the drilling moratorium in the U.S. Gulf of Mexico which prevented us from being able to achieve our performance targets), we made a special grant of restricted stock that was equal to 20% of the annual base salary of each officer and a special grant of restricted stock in lieu of market-based salary increases for 2011 that was equal to 10% of the annual base salary of each officer.

With respect to Mr. Bryant’s grant of equity awards over this three year period, we advise that:

•                  In 2012, Mr. Bryant received an annual long-term incentive equity award equal to 700% of his base salary. His 2012 base salary was $1,000,000, so the value of the award was $7,000,000 in the aggregate. This award was split 50% in stock options (203,717 stock options) and 50% in restricted stock (114,754 shares). For accounting and financial reporting purposes, the aggregate grant date fair value of those equity awards were computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates, which resulted in equity compensation of $7,149,587 being presented in the Proxy Statement.

•                  In 2011, Mr. Bryant did not receive an annual long-term incentive equity award given our Board of Directors elected to shift the annual award process from December to February of each year. Thus, the value of Mr. Bryant’s equity compensation granted in 2011 was $0.

•                  In 2010, Mr. Bryant received an annual long-term incentive equity award equal to 200% of his base salary. His 2010 base salary was $1,000,000, so the value of the award was $2,000,000. The value of this award was split 75% in stock options (229,007 options) and 25% in restricted stock units (40,160 restricted stock units). In addition, as discussed above, in light of industry challenges, Mr. Bryant received a special grant of restricted stock representing 20% of his base salary and a special grant of restricted stock equal to 10% of his base salary in lieu of a market-based salary increase for 2011, which together resulted in an award valued at $300,000, or 22,220 shares of restricted stock. For accounting and financial reporting purposes, the aggregate grant date fair value of those equity awards were computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates, which resulted in equity compensation of $1,748,790 being presented in the Proxy Statement.

Thus, as you noted, Mr. Bryant’s 2012 equity awards have increased by $7,149,587 as compared to 2011 and by $5,400,797 as compared to 2010.  As shown above, the $7,149,587 increase from 2011 to 2012 was driven by the fact that there were no equity awards made at all in 2011. In addition, the $5,400,797 increase from 2010 to 2012 was primarily the result of Mr. Bryant receiving an annual award equal to 700% of his base salary in 2012 as opposed to 200% in 2010.

This increase in equity compensation as a percentage of base salary was based on a variety of specific factors, including a review of Mr. Bryant’s performance, benchmarking materials and the range of CEO compensation opportunity among other relevant companies, performance of the Company’s stock price and resulting increased market capitalization, successful late 2011 and early 2012 drilling results at our Cameia prospect and his organizational leadership through the extended drilling moratorium in the U.S. Gulf of Mexico.

In response to your comment, we will provide more detailed disclosures in our next proxy statement regarding the methodology, factors and process behind the determination of equity awards for each of its named executive officers, including Mr. Bryant, along with a comparative analysis of the current year’s equity compensation over prior periods.

Closing Comments

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Proxy Statement;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Proxy Statement; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (713) 579-9100.

Sincerely,

/s/ John P. Wilkirson

John P. Wilkirson
Chief Financial Officer and Executive Vice President

cc:                                                        Joseph H. Bryant

Jeffrey A. Starzec, Esq.

Richard D. Truesdell, Jr., Esq.